Exhibit 99.1

Magic Empire Global Limited Announces Special Interim Dividend of US$0.01 per Ordinary Share

Hong Kong, October 3, 2023 (GLOBE NEWSWIRE) – Magic Empire Global Limited (NASDAQ: MEGL) (“MEGL”, or the “Company”) has declared a special interim dividend of USD0.01 per ordinary share. The payout is the Company’s way of rewarding its shareholders for their support over the years.

The dividend will be paid out on November 22, 2023 to the shareholders whose names are on the record at the close of business on October 16, 2023. The ex-dividend date is October 13, 2023.

“The Group’s decision to distribute a special interim dividend to its shareholders reflects the Group’s commitment to creating value for its shareholders and its confidence in its financial health. We will regularly review our dividend policy to balance the return to our shareholders and the Group’s funding need for future business development.” said Johnson Chen, the Chief Executive Officer of MEGL.

About Magic Empire Global Limited

Magic Empire Global Limited is a financial services provider in Hong Kong which principally engage in the provision of corporate finance advisory services and underwriting services. Its service offerings mainly comprise (i) IPO sponsorship services; (ii) financial advisory and independent financial advisory services; (iii) compliance advisory services; and (iv) underwriting services. For more information, visit the Company’s website at http://www.meglmagic.com.

Safe Harbor Statement

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC, which are available for review at www.sec.gov.

Hong Kong:

Magic Empire Global Limited

Ms. Vivien Tai

Tel: +852 3577 8770

E-mail: meglir@giraffecap.com